RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

06th February, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 05th February, 2007, as per requirements under the Listing Agreement to the Stock Exchanges in India, intimating issuance of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$ 1 Billion by the Company.

We enclose herewith copy of the aforesaid letter for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

dlw 2/9

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcovl.com

February 05, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Issue of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) by Reliance Communications Limited**

Further to our letter dated 10th January 2007, we wish to inform you that the Company has completed an offering of Foreign Currency Convertible Bonds (FCCBs) in the international markets, on the following terms:

Instrument:	10,000 Foreign Currency Convertible Bonds each of US$ 1,00,000
Amount:	US$ 1 Billion
Tenor:	5 years and 1 day
Conversion Price:	Rs. 661.23 per share, **representing a premium of 30% to the volume weighted average price of the shares on 5th February 2007**.
Coupon:	0 % Coupon
Yield to maturity:	4.95 % per annum
Listing:	Singapore Stock Exchange (expected)

In the event the above FCCBs are fully converted into equity, the equity share capital of the Company would increase by approx. 6.67 crore equity shares of Rs. 5 each.

The Company has entered into the Subscription Agreement with the Arrangers and Bookrunners, The Hongkong and Shanghai Banking Corporation and J.P.Morgan Securities Ltd., subject to necessary approvals.

Please take this disclosure on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Cc to: National Securities Depository Limited -- Fax No. 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No. 2272 3199

END